

November 10, 2016

Mr. Jonathan Swinney
Chief Financial Officer
EnQuest PLC
5th Floor, Cunard House
15 Regent Street
London, SW1Y 4LR
United Kingdom

Re: EnQuest PLC
Application for Qualification of Indenture on Form T-3
Filed October 24, 2016
Application for Qualification of Indenture on Form T-3/A
Filed October 26, 2016
File No. 022-29030

Dear Mr. Swinney:

We have reviewed your application on Form T-3 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

General

1.   Please have each guarantor/obligor identified in this Form T-3 file separate applications on Form T-3. Refer to Interpretation 201.03 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website for guidance.

Form T-3

Item 2. Securities Act Exemption Applicable, page 2

2.   You disclose on page 2 that the restructured notes will be issued by you in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933.

Based on your disclosure in the filing, a fairness hearing has not been held and a final order approving the scheme has not been issued. Prior to requesting effectiveness, the requirements of Section 3(a)(10) must be satisfied. Once you meet the requirements of Section 3(a)(10), please amend your application for qualification to provide appropriate disclosure that the requirements have been met and file a copy of the final order approving the scheme.

3.   We note your disclosure in section "II" under this heading. Please include a statement about the information that will be made available to the High Court of Justice in England and Wales. See Section 4.B.2 of Staff Legal Bulletin No. 3A (CF), dated June 18, 2008 for guidance.

Item 5. Principal Owners of Voting Securities, page 5

4.   Please identify the natural person or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities listed under this item.

Item 8. Analysis of Indenture provisions, page 8

5.   We note the language under "Expected Time and Date, page 8" of your Scheme Document filed as Exhibit T3E.1, indicating that you might obtain a Chapter 15 order granting recognition of the Scheme. Please confirm that the entry of an order under the Bankruptcy Code would not trigger the default provisions of the indenture.

Form T-3/A

Item 16. List of Exhibits

6.   Please reconcile the duplicative listings for exhibits T3A.5, T3A.6, T3A.7 and T3A.8.

{Note: They should have B instead of A.}

Closing Comment

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the application to be certain that the application includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939. Please allow adequate time for us to review any amendment prior to the requested effective date of the filings.

Please address questions regarding all comments to me at (202) 551-3258.

Sincerely,

/s/ Corey A. Jennings

Corey A. Jennings
Special Counsel
Office of International Corporate
           Finance

cc: Rodrigo Romero Hidalgo, Ashurst LLP
       Eric Stuart, Ashurst LLP